Spring Valley Acquisition Corp.
2100 McKinney Avenue, Suite 1675
Dallas, TX 75201

March 29, 2022

VIA EDGAR

Attention:	Andi Carpenter
Kevin Stertzel
Erin Donahue
Geoffrey Kruczek

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	Spring Valley Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed March 14, 2022 File No. 333-262053

Ladies and Gentlemen:

This letter sets forth the response of Spring Valley Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated March 25, 2022, with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-4

Effects of the Domestication on U.S. Holders, page 153

1.            Staff’s comment: We note Exhibit 8.1. Please revise here to identify counsel and to state clearly that the disclosure is counsel's opinion. See Section III.B.2 of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 160 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 169

2.            Staff’s comment: You disclose that upon closing, NuScale Equityholders are expected to hold securities exchangeable for an aggregate of 178,064,697 shares of NuScale Corp Class A Common Stock (or Cash). Please revise your disclosure to clarify the facts and circumstances that will permit the securities to be exchangeable for cash, including the exchange ratio and any other terms of the exchange. Please also explain to us why you believe equity classification of the shares is appropriate.

Response: The circumstances when NuScale LLC Class B Units can be exchangeable into cash are governed by Section 11.3 of the A&R NuScale LLC Agreement. Pursuant to that section, the only time when such a cash settlement can occur is if both (i) NuScale Corp elects such cash settlement in its sole discretion, and (ii) NuScale Corp conducts an underwritten offering to sell one share of NuScale Corp Class A Common Stock for each NuScale LLC Class B Unit that is being cash settled. The cash settlement price per NuScale LLC Class B Unit would be equal to the underwritten offering price per share of Class A Common Stock, net of any underwriting discounts and commissions. As a result, the net proceeds from the underwritten offering would equal the aggregate amount of cash needed for the cash settlement. In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 30, 49, 87, 172, and 264 of the Revised Registration Statement to reflect the information above.

The Company considered whether to classify the NuScale LLC Class B Units (exchangeable into NuScale Corp Class A Common Stock) as a liability, non-permanent equity, or equity. First, we considered the criteria established in ASC 480 for liability treatment. We determined that the NuScale LLC Class B Units are not mandatorily redeemable, since the cash settlement feature is at the election of NuScale Corp. There is also no obligation to repurchase the NuScale LLC Class B Units, since the cash settlement feature is entirely in the discretion of NuScale Corp. In addition, the exchange of the NuScale LLC Class B Units would not result in the issuance of a variable number of shares, since the exchange ratio is fixed at one share of NuScale Corp Class A Common Stock for each NuScale LLC Class B Unit. Based on this analysis, we concluded that the NuScale LLC Class B Units should not be treated as a liability.

Second, we considered whether the NuScale LLC Class B Units fell within the scope of ASC 480-10-55-53 through 55-62. We determined that NuScale Corp does not have a fixed-price forward contract to buy the NuScale LLC Class B Units at a stated future date, making the guidance related to Derivative 1 not applicable. NuScale Corp also does not have a call option to buy the NuScale LLC Class B Units at a fixed price at a stated future date, making the guidance related to Derivative 2 not applicable. NuScale Corp also has not entered into a total return swap, making the guidance related to Derivative 3 not applicable.

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Third, we considered whether the NuScale LLC Class B Units should be classified outside of permanent equity pursuant to ASC 480-10-S99-3A. As described above, under certain circumstances, the NuScale LLC Class B Units can be redeemed for cash. However this can only occur if the cash settlement is funded by a contemporaneous underwritten equity offering of NuScale Corp Class A Common Stock, with proceeds equal to the cash settlement amount. As a result, any cash settlement would not be paid out of the assets of the Company, but rather using proceeds from the contemporaneous underwritten offering. As a result, we concluded classification as temporary equity is not required, and classified the NuScale LLC Class B Units as permanent equity.

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We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matt Pacey of Kirkland & Ellis LLP at (713) 836-3786 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

SPRING VALLEY ACQUISITION CORP.

By:	/s/ Christopher Sorrells
Name: Christopher Sorrells
Title: Chief Executive Officer

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